Mail Stop 4561

August 15, 2007

Warren C. Jenson
Executive Vice President
  Chief Financial and Administrative Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re:** **Electronic Arts Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Forms 8-K Filed on August 1, 2007**
> **File No. 000-17948**

Dear Mr. Jensen:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Management's Overview of Historical and Prospective Business Trends, page 29

Investment in Online, page 29

1.   We note your disclosure that you plan to increase the number of games with dynamic in-game advertising as well as the amount of content available for

download on the PC, consoles and cell phones. Tell us how you are accounting for such in-game advertising and how the downloadable content you offer affects your ability to recognize revenue upon the sale to your distributors or resellers. As it relates to in-game advertising, ensure that your response addresses how and when you meet the relevant revenue recognition criteria. As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade. Explain how your accounting complies with the guidance of SOP 97-2. Tell us what consideration you gave to including a discussion of your related revenue recognition policies in your notes to financial statements.

Critical Accounting Policies and Estimates, page 31

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves, page 32

2.   You disclose that, in contrast to fiscal 2007, the required vendor specific objective evidence (VSOE) of fair value will not exist in fiscal 2008 for the online services included in your multiple element arrangements in which you sell both the software product and the online service for one combined price. Tell us why you can no longer establish VSOE of fair value for the online services, including the underlying differences between your sales transactions in fiscal 2007 and 2008. In your response, tell us what factors existed prior to fiscal 2008 whereby you were able to establish VSOE of fair value for the online services.

Consolidated Statements of Operations, page 64

3.   We note from disclosures throughout your filing that you sell products and services, including software products, distribution services, online services, and advertising. Tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X in presenting one line item for net revenue on your statements of operations. Tell us the significance of revenue you generate from each subcaption identified in Rule 5-03(b).1 of Regulation S-X. In addition, considering that beginning in fiscal 2008, VSOE will not exist for the undelivered services included with packaged goods products in order to determine the amount of service revenue, tell us what impact this will have on your presentation of net revenues in accordance with Rule 5-03(b). In this regard, since these arrangements include both products and services, explain how you will consider presenting the related revenue on the face of your statements of operations.

Form 8-K filed August 1, 2007

Exhibit 99.1

4.   We note the addition of the change in deferred net revenue, packaged goods and digital content, to your non-GAAP measures. Please explain to us, in detail, how you considered Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in including this item in your non-GAAP measures of performance. Ensure that your response addresses the following:

- You indicate that this reconciling item relates to the deferral of games and content over the estimated online service period that was not deferred in prior periods. Confirm that the entire change in deferred net revenue, packaged goods and digital content, relates to the impact of this revenue recognition change. In this regard, we note from page 83 of your Form 10-K for the fiscal year ended March 31, 2007 and page 11 of your Form 10-Q for the quarterly period ended June 30, 2007, that the line item of deferred net revenue, packaged goods and digital content, also includes deferrals related to online services and "micro-transactions" in each of the periods presented. Ensure that your computation of the non-GAAP measures is consistent for each of the periods presented.

- We note your disclosure that this reconciling item is important to facilitate an understanding of the cash characteristics of your business. Explain the usefulness of your non-GAAP measures when there would appear to be other items that impact operating cash flows for which you have not adjusted your non-GAAP measures. Furthermore, tell us whether the intention of your non-GAAP measures is to present a measure of liquidity. If so, you should reconcile to the most directly comparable GAAP liquidity measure.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief